SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 33,865,695

Registered in the Commercial Registry Office of Lisbon and

Corporation no. 503 215 058

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code (Código dos Valores Mobiliários or “CVM”), we hereby inform that Telefónica, S.A. (“Telefónica), a company incorporated under the laws of Spain, with registered office in Madrid, registered in the Commercial Registry Office of Madrid, with the tax number A-28015865, share capital of Euro 4,773,496,485.00, notified Portugal Telecom, SGPS, S.A. (“PT”) that, as a result of the change of the method for calculation of qualified holdings in public companies established in article 16 of the CVM, following the coming into force of the Decre-Law no. 357-A/2007, of 31 October, less than 10% of the voting righs in PT are now attributable to Telefónica, under the following terms:

Entities	No. of shares	% of capital	% of voting rights
			(according to article 16 of the CVM)
Telefónica	99,150,075	8.78%	8.78%
Telesp, S.A	7,994,250	0.71%	0.71%
Aliança Atlântica Holding B.V.	5,329,500	0.47%	0.47%
Telefónica (global holding)	112,473,825	9.96%	9.96%

Telefónica has also informed PT that it sold 18,558,181 PT shares on 18 December 2007. As result, on the same date and as of today, the following voting rights in PT are now attributable to Telefónica, under the terms of article 20 of the CVM:

Entities	No. of shares	% of capital	% of voting rights
			(according to article 16 of the CVM)
Telefónica	80,591,894	7.14%	7.14%
Telesp, S.A	7,994,250	0.71%	0.71%
Aliança Atlântica Holding B.V.	5,329,500	0.47%	0.47%
Telefónica (global holding)	93,915,644	8.32%	8.32%

Additionally, Telefónica has informed PT that the voting rights in PT related to the shares held by the companies Telecomunicações de São Paulo, S.A. – Telesp and Aliança Atlântica Holding B.V. are attributable to Telefónica, Telefónica International, S.A. and São Paulo Telecomunicações Holding, Ltda., as a result of Telefónica’s control over those companies, in the following terms:

1.          Telefónica holds 100% of Telefónica International, S.A., which, in turn:

a)         directly holds 65.30% of Telecomunicações de São Paulo, S.A. – Telesp; and

b)        indirectly holds 22.65% of Telecomunicações de São Paulo, S.A. – Telesp, in the following terms:

(i)      21.14%, through São Paulo Telecomunicações Holding, Ltda. (which is 100% held by Telefónica International, S.A.); and

(ii)     1.51%, through Telefónica Data Brasil Ltda. (which is 100% held by São Paulo Telecomunicações Holding, Ltda., which  in turn is 100% held by Telefónica International, S.A., as decribed above).

2.          Telefónica directly holds 50% of Aliança Atlântica Holding B.V. and indirectly holds 50% of this company, through Telecomunicações de São Paulo, S.A. – Telesp, which is indirectly controlled by Telefónica International, S.A. as described above.

Telefónica has also informed PT that on 18 December 2007 it has entered into an equity swap agreement with Deutsche Bank AG London over 18,558,181 PT shares (“equity swap”). The equity swap may only be settled through financial settlement (and not through physical settlement) and it does not contain any agreement on the transfer of the underlying PT shares.

Therefore, Telefónica is not, nor can it be, entitled to those shares or to the rights attributable to those shares, by its initiative or Deutsche Bank AG London’s initiative. As a result, and in accordance with aforementioned notice, the equity swap agreement does not attribute voting rights in PT to Telefónica.

Lisbon, 19 December 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.